UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTION, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File No. 000-26651

(check one)  |    |  Form 10-K      |    |     Form 20-F      |    |     Form 11-K      |X|     Form 10-Q
|    |  Form N-SAR
For the period ended: June 30, 2005

|    | Transition Report on Form 10-K
|    | Transition Report on Form 20-F
|    | Transition Report on Form 11-K
|    | Transition Report on Form 10-Q
|    | Transition Report on Form N-SAR
For the transition period ended:

Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information

Full name of Registrant:	Trinity3 Corporation
Former name if Applicable:	n/a
Address of Principal Executive Office (Street and Number):	20261 Acacia Street, Suite 200
City, State and Zip Code:	Newport Beach, California 92660

Part II-Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)
(a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X|	(b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Company has incurred a delay in assembling the information required to be included in its Quarterly Report on Form 10-QSB for the three-month period ended June 30, 2005 (the "Quarterly Report"). The Company expects to file its Quarterly Report with the U.S. Securities and Exchange Commission within the allotted extension period.

Part IV-Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Steven D. Hargreaves	(949)	660-1212
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|    |  Yes   | X |   No
If the answer is no, identify report(s)

(a) The Company has not filed an amendment to its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on February 26, 2004, in connection with the Company's acquisition of all of the issued and outstanding stock of Skyline Orthopedics, Inc., to include certain financial information.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|    |  Yes   | X |   No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Trinity3 Corporation

Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2005	By:	/s/ Steven D. Hargreaves
Steven D. Hargreaves
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).